Jillian Ivey Sidoti, Esq.
34721 Myrtle Court Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

May 13, 2009

Rolaine S. Bancroft
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:             Lux Digital Pictures, Inc.
Registration Statement on Form S-1 Filed September 16, 2008 File No. 333-153502

Dear Ms. Bancroft,

Summary Financial Data, page 8

1.
Please include the weighted average number of common shares and net income per share data for the column labeled "For the Quarter ending February 28,2009." Alternatively, you may delete this three-month quarterly column from pages 8 and  F-13, as only the six-months ended February 28? 2009 unaudited interim financial statement data is required.

We have added the weighted average number of common shares and net income per share data.

Plan of Distribution, page 15

2.
Please revise the last sentence of this section to reflect that the expenses of the registration of the shares are now estimated to be approximately $22,510 based on the revisions made to Item. 25. Other Expenses of Issuance and Distribution on page 31.

We have changed this number to $22,510.

Audited Financial Statements
Statement of Stockholders' Equity, page F-4

3.	Please revise this statement to correct the columnar alignment and presentation of the financial amounts.

This has been corrected.

Interim Financial Statements (Six Months Ended February 28.2009) Note 1: Nature of Business and Significant Accounting Policies Basis of Presentation, page F-16

4.
Please revise the next to the last sentence to indicate "In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included," Refer to prior comment 12 of our letter dated April 2,2009, and to Instruction 2 to Rule 8-03 of Regulation S-X.

The paragraph has been updated.

Age of Financial Statements

5.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

We will continue to consider this. The most recent financials are included in this S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operation General, page 27

6.	Please revise the third paragraph of this section to correctly reflect the gross revenues for the first six months of operation for fiscal year 2009 as $114,644 instead of $114,844.

This has been updated.

Item 27. Exhibits Index, page 34

7.	Please revise the exhibit index to reflect the fact that Exhibit 10.4 has already been filed.

This has been updated.

Signatures, page 36

8.
We note that you have deleted the reference to your principal executive officer, principal financial officer and controller or principal accounting officer on the bottom of your signature page. Please revise the signatures at the bottom of the page with your next amendment. Refer to Instructions for Signatures of Form S-l.

This was an inadvertent error. We have reverted back to our original signature.

Exhibit 10.1

9.
We note that you have filed exhibit 10.1 to include the two production services agreements per our prior comment. We note that Schedule A and Schedule B for the Maddrey Production Services Agreement appear to be identical. Furthermore, Sections (1) and (4) of the Maddrey agreement suggest that Schedule A would include a list of names. Please refile Exhibit 10.1 to include the correct Schedule A to the Maddrey Production Services Agreement.

All available schedules and exhibits have been provided.

Accountants' Consent

10.
Please ensure that the auditors' consent refers to the appropriate Form S-l Registration Statement Amendment number. In this regard, the language included in the consent filed with Amendment No. 8 was inadvertently referenced as Amendment No. 7. Amendments should contain currently dated accountants'  consents. Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C.

You may send any correspondence to 951-602-6049. Please do let us know when we may submit an acceleration letter. We ask for expedited review of this registration statement as any further delays will effect our status with FINRA.

Thank you.

Sincerely,

/s/
Jillian Ivey Sidoti
Attorney for Lux Digital Pictures, Inc.